SilverCrest Mines Announces Grant of Stock Options

TSX-V: SVL	For Immediate Release

VANCOUVER, B.C. November 7, 2011 – SilverCrest Mines Inc. (the “Company”) announces the grant of stock options to an officer, employees and consultants to purchase an aggregate of 540,000 common shares of the Company at an exercise price of $1.60 per share for terms varying from 2 to 5 years. One quarter of these options vest on the date of grant and a further one-quarter will vest every six months thereafter.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine.

	Contact:	Michael Rapsch or Fred Cooper
“J. Scott Drever”	Telephone:	(604) 694-1730
J. Scott Drever, President	Fax:	(604) 694-1761
SILVERCREST MINES INC.	Toll Free:	1-866-691-1730
	Email:	info@silvercrestmines.com
	Website:	www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.